UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

PORTUGAL TELECOM, SGPS, S.A.
(Name of Issuer)

Ordinary shares, nominal value Euro .03 per share
(Title of Class of Securities)

737273102
(CUSIP Number)

June 21, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	737273102	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TELEFÓNICA, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,122,661 ordinary shares
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 18,122,661 ordinary shares
	8	SHARED DISPOSITIVE POWER None.
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AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Telefónica, S.A. currently beneficially owns 18,122,661 ordinary shares of Portugal Telecom, SGPS, S.A. (“Portugal Telecom”).  The 18,122,661 shares of Portugal Telecom are all directly owned by Telefónica, S.A. and currently represent an aggregate interest of 2.0% in the share capital of Portugal Telecom.

The recent sales by Telefónica, S.A. of  shares of Portugal Telecom are described below:

(i) On June 17, 2010, Telefónica, S.A. sold 15,689,000 shares of Portugal Telecom at an average price of €8.70 per share.

(ii) On June 18, 2010, Telefónica, S.A. sold 17,839,589 shares of Portugal Telecom at an average price of €8.839 per share.

(iii) On June 21, 2010, Telefónica, S.A. sold 24,676,250 shares of Portugal Telecom at an average price of €8.853 per share.

(iv) On June 21, 2010, Telefónica, S.A. sold 7,994,250 shares of Portugal Telecom at an average price of €8.853 per share.  These shares were indirectly owned by Telefónica, S.A. through its subsidiary Telecomunicaçoes de Sao Paulo, S.A.

(v) On June 21, 2010, Telefónica, S.A. sold 5,329,500 shares of Portugal Telecom at an average price of €8.853 per share.  These shares were indirectly owned by Telefónica, S.A. through its subsidiary Aliança Atlántica Holding, B.V.

All these sales were executed through over the counter transactions on behalf of the relevant seller by independent financial intermediaries.

The background of these sales is as follows: Telefónica, S.A. submitted a proposal (the “Offer”) to Portugal Telecom with respect to Portugal Telecom’s interest in Brasilcel, N.V., which owns shares of the Brazilian company Vivo Participacões S.A.  The text of the Offer is available on Telefónica, S.A.’s Form 6-K filed with the SEC on June 2, 2010.  In response, Portugal Telecom called a general meeting of its shareholders to be held on June 30, 2010 for the purpose of voting on the Offer.
On June 29, 2010, Telefónica, S.A. sent a letter to Portugal Telecom increasing the price of the Offer.  The text of such letter is available on Telefónica, S.A.’s Form 6-K filed with the SEC on June 30, 2010.  Telefónica, S.A. is encouraging all shareholders of Portugal Telecom to vote for the Offer and considers the Offer to be very good for Portugal Telecom and its shareholders.  Accordingly, Telefónica is strongly convinced that the shareholders of Portugal Telecom will vote to accept the Offer at the general shareholders’ meeting.  Because under Portuguese law Telefónica, S.A. is not permitted to vote its shares with respect to the Offer, it decided to sell the shares to permit those shares to be voted by third parties.

Telefónica, S.A. has entered into three equity derivative transactions with respect to shares of Portugal Telecom with independent financial institutions.  Telefónica, S.A. does not have beneficial ownership of the securities subject to these transactions.  Each transaction is a total return swap for cash settlement and not for physical settlement.  Under each transaction, Telefónica, S.A. is entitled to receive cash to the extent of an increase in the value of shares of Portugal Telecom above the notional value of the swap and is required to pay cash to the extent of a decrease in the value of such shares below the notional value of the swap, in each case subject to adjustment for net dividends paid on the notional number of Portugal Telecom shares and for a specified floating rate of interest on the notional value.

Each of the transactions is governed by the definitions and provisions contained in the 2006 ISDA Definitions and the 2002 ISDA Equity Derivatives Definitions.  Telefónica, S.A. does not have any call or other similar right to purchase shares of Portugal Telecom under any of the transactions.  In addition, in each of the transactions Telefónica, S.A. expressly disclaims any right or ability to direct or instruct its counterparties in connection with the voting or holding of any shares that such counterparties own in connection with the transactions.  Telefónica, S.A. does not have any agreement, arrangement or understanding with any of the counterparties regarding (1) the holding, voting or disposing of shares of Portugal Telecom or (2) whether, or how, such counterparties will hedge their exposure to Telefónica, S.A. under the derivative transactions.

The first of such transactions (“Swap 1”) has a trade date of June 17, 2010, an effective date of June 21, 2010 and a maturity that is 12 months after the trade date.  Swap 1 relates to 15.7 million shares of Portugal Telecom with a notional value of €136.6 million.

The second of such transactions (“Swap 2”) has a trade date of June 18, 2010, an effective date of June 21, 2010 and a maturity that is 12 months after the trade date.  Swap 2 relates to 17.8 million shares of Portugal Telecom with a notional value of  €157.7 million.  With respect to Swap 2, on a monthly basis the aggregate market value of the shares subject to the swap is calculated.  If such amount has increased or decreased by more than a specified threshold amount, cash payments are required to be made by the party that would be required to make a payment to other party if the swap were settled on such date.  Telefónica, S.A.’s counterparty has a right to terminate Swap 2 if the market value of the shares of Portugal Telecom exceeds a specified amount.

The last of such transactions (“Swap 3”) has a trade date of June 21, 2010 and an effective date of June 23, 2010.  Swap 3 relates to 38 million shares for a period of six months, at which point it has a maturity date with respect to 12.7 million shares.  From such date until nine months after the trade date, Swap 3 relates to 25.3 million shares.  At the date that is nine months after the trade date, Swap 3 has a maturity date with respect to an additional 12.7 million shares.  From the date that is nine months after the trade date until 12 months after the trade date, Swap 3 relates to 12.7 million shares.  Swap 3 has a maturity date of 12 months after the trade date for all the remaining shares.  The initial notional value of Swap 3 is  €336.4 million.

The purpose for the derivative transactions is to mitigate the financial risk to Telefónica, S.A. associated with any increase in the price of Portugal Telecom shares and arising from the Offer.  Pursuant to the Offer, Telefónica, S.A. will grant to Portugal Telecom a call option over 10% of Portugal Telecom’s shares if the Offer is accepted.  If the call option is granted and subsequently exercised, Telefónica, S.A. currently expects it will need to purchase Portugal Telecom shares in the market to fulfill its obligation to deliver 10% of Portugal Telecom’s shares upon such exercise.

For further information regarding Telefónica, S.A.’s holdings of Portugal Telecom stock we refer interested parties to material filed by Telefónica, S.A with the Portuguese Comissão do Mercado de Valores Mobiliários.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

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Item 1.

(a)           Name of Issuer:

PORTUGAL TELECOM, SGPS, S.A.

(b)          Address of Issuer’s Principal Executive Offices:

Av. Fontes Pereira de Melo, 40, 1069-1033, Lisboa, Portugal

Item 2.

(a)           Name of Person Filing:

TELEFÓNICA, S.A.

(b)          Address of Principal Business Office or, if none, Residence:

Distrito C, Ronda de la Comunicación, s/n, 28050 Madrid, Spain

(c)           Citizenship:

Spanish

(d)           Title of Class of Securities:

Ordinary shares, nominal value Euro .03 per share

(e)           CUSIP Number:

737273102

Item 3.	NOT APPLICABLE

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

18,122,661 ordinary shares

(b)           Percent of class:

2.0%

(c)           Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote

18,122,661 ordinary shares

(ii)	Shared power to vote or to direct the vote

None.

(iii)	Sole power to dispose or to direct the disposition of

18,122,661 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of None.

Item 5.	Ownership of Five Percent or Less of a Class.

☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 30, 2010

TELEFÓNICA, S.A.

By:	/s/ Ramiro Sánchez de Lerín García-Ovies
	Name:	Ramiro Sánchez de Lerín García-Ovies
	Title:	General Secretary and Secretary to the Board of Directors

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